Exhibit 99.2

MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
as at November 30, 2012

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 29, 2012, as compared to the fiscal year ended September 24, 2011. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 29, 2012. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 30, 2012. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD&A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Tembec’s operations consist of five reportable business segments: Forest Products, Specialty Cellulose and Chemical Pulp, High-Yield Pulp, Paper and Corporate. On September 29, 2012, the Company had approximately 3,700 employees, as compared to 4,250 at the end of the prior fiscal year. The Company operates manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

- 1 -	TEMBEC 2012 MD&A

2012 vs. 2011

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)	2011	2012
Sales	1,743	1,666
Freight and other deductions	237	232
Lumber export taxes	13	7
Cost of sales (excluding depreciation and amortization)	1,321	1,290
SG&A	72	74
Share-based compensation	2	(1)
Adjusted EBITDA	98	64
Depreciation and amortization	48	46
Other items	3	50
Operating earnings (loss)	47	(32)
Interest, foreign exchange and other	31	41
Exchange loss (gain) on long-term debt	1	(13)
Earnings (loss) before income taxes	15	(60)
Income tax expense	20	22
Net loss	(5)	(82)
Basic and diluted net loss in dollars per share	(0.05)	(0.82)
Net comprehensive loss	(67)	(131)
Total assets (at year-end)	1,093	1,059
Total long-term debt (at year-end) (1)	289	339
Total long-term financial liabilities (at year-end)	574	627
(1) includes current portion

- 2 -	TEMBEC 2012 MD&A

SALES
			Total	Price	Volume & mix
(in millions of dollars)	2011	2012	variance	variance	variance
Forest Products	471	432	(39)	26	(65)
Specialty Cellulose and Chemical Pulp	693	662	(31)	(6)	(25)
High-Yield Pulp	378	352	(26)	(12)	(14)
Paper	339	346	7	6	1
Corporate	7	13	6	-	6
	1,888	1,805	(83)	14	(97)
Less: intersegment sales	(145)	(139)	6
Sales	1,743	1,666	(77)

Sales decreased by $77 million as compared to fiscal 2011. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. Forest Products segment sales decreased by $39 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $31 million due to lower shipments and prices. High-Yield Pulp segment sales decreased by $26 million due to lower shipments and prices. Paper segment sales increased by $7 million due primarily to higher prices.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 37% of consolidated sales in fiscal 2012, as compared to 34% in the prior year. Canadian sales represented 18% of sales, unchanged from the prior year. Sales outside of the U.S. and Canada represented the remaining 45% in fiscal 2012, as compared to 48% a year ago.

ADJUSTED EBITDA
			Total	Price	Cost & volume
(in millions of dollars)	2011	2012	variance	variance	variance
Forest Products	(47)	(16)	31	26	5
Specialty Cellulose and Chemical Pulp	140	92	(48)	(6)	(42)
High-Yield Pulp	(3)	(29)	(26)	(12)	(14)
Paper	29	37	8	6	2
Corporate	(21)	(20)	1	-	1
	98	64	(34)	14	(48)

Adjusted EBITDA of $64 million was $34 million lower than the prior year. Forest Products segment adjusted EBITDA was up $31 million from the prior year primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $48 million due to higher costs and lower prices. High-Yield Pulp segment adjusted EBITDA declined by $26 million due to higher costs and lower prices. Paper segment adjusted EBITDA improved by $8 million due to higher prices and lower costs.

- 3 -	TEMBEC 2012 MD&A

OPERATING EARNINGS (LOSS)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
(in millions of dollars)	2011	2012	variance	variance	variance	variance
Forest Products	(64)	(4)	60	31	4	25
Specialty Cellulose and Chemical Pulp	121	71	(50)	(48)	(2)	-
High-Yield Pulp	(14)	(92)	(78)	(26)	(2)	(50)
Paper	26	35	9	8	1	-
Corporate	(22)	(42)	(20)	1	1	(22)
	47	(32)	(79)	(34)	2	(47)

The Company generated an operating loss of $32 million compared to operating earnings of $47 million in fiscal 2011.

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the British Columbia (BC) sawmills and the hardwood flooring operations led to lower depreciation expense. During the most recent fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company also sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million. In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, BC.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

The High-Yield Pulp segment generated an operating loss of $92 million compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

Corporate expenses increased by $20 million primarily due to other items. The current year includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The current year also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills. The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

- 4 -	TEMBEC 2012 MD&A

SEGMENT REVIEW – 2012 vs. 2011

FOREST PRODUCTS
(in millions of dollars)	2011	2012
Sales (1)	471	432
Freight and other deductions	47	41
Lumber export taxes	13	7
Cost of sales (1)	441	385
SG&A	17	15
Adjusted EBITDA	(47)	(16)
Adjusted EBITDA margin on sales	(10.0)%	(3.7)%
Depreciation and amortization	14	10
Other items:
Gain on sale of BC sawmills	-	(24)
Loss on sale/closure of flooring assets	-	2
Taschereau sawmill closure charge	2	-
Cranbrook planer mill closure charge	1	-
Operating loss	(64)	(4)

Identifiable assets (excluding cash)	267	216
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2012, the Company’s operations harvested and delivered 3.9 million cubic metres of timber, unchanged from the prior year. Additional supply of approximately 0.8 million cubic metres was secured mainly through purchases and exchanges with third parties, compared to 0.9 million cubic metres in the prior year.

The Forest Products segment includes operations located in Quebec and Ontario. At the end of the March 2012 quarter, the Company sold its two BC sawmills. The sawmills had a capacity of 450 million board feet of lumber, which represented approximately 29% of the Company’s total SPF lumber capacity at that time. The SPF lumber operations can produce approximately 930 million board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber. During the December 2011 quarter, the Company sold its Toronto, Ontario, hardwood flooring plant and announced the closure of its Huntsville, Ontario, hardwood flooring plant. The two operations had a combined capacity of 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two finger joint lumber operations, which were idle for all of fiscal 2011 and fiscal 2012.

- 5 -	TEMBEC 2012 MD&A

The following summarizes the current annual capacity of each facility by product group:

SPF LUMBER	mbf
Stud lumber - La Sarre, QC	135,000
Stud lumber - Senneterre, QC	150,000
Stud lumber - Cochrane, ON	110,000
Stud lumber - Kapuskasing, ON	105,000
Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Hearst, ON	160,000
Finger joint lumber - Cranbrook, BC	25,000
930,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000
90,000

The segment is dominated by SPF lumber, which represented 94% of building material sales in fiscal 2012, compared to 85% in the prior year. The volume of SPF lumber sold in fiscal 2012 decreased by 72 million board feet or 8%. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on shipments and volumes. Shipments of lumber from the two sawmills during the first two quarters of fiscal 2012 totalled 172 million board feet as compared to 343 million board feet in the full 12-month period of fiscal 2011, a decrease of 171 million board feet. Shipments from the Company’s Eastern sawmills increased by 99 million board feet, partially offsetting the previously noted decrease. Shipments were equal to 62% of capacity, up from 57% in fiscal 2011. In response to relatively low lumber demand, the Company continued to reduce production by curtailing operations at several facilities for either indefinite or temporary periods. The split between Eastern/Western shipments was 79/21 as compared to 62/38 a year ago. US $ reference prices for random lumber were up by US $16 per mbf on average while stud lumber increased by US $39 per mbf. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The combined result was a $35 per mbf price increase from a year ago.

Specialty wood represented 6% of building material sales in fiscal 2012, down from 15% in the prior year. The decline was due to the sale of the Toronto, Ontario, hardwood flooring plant and the closure of the Huntsville, Ontario, hardwood flooring plant.

There were no engineered wood sales in fiscal 2011 and 2012. The two finger joint facilities were idle for all of fiscal 2011 and fiscal 2012.

The Forest Products segment produced and shipped approximately 1.0 million tonnes of wood chips in fiscal 2012, 80% of which were directed to the Company’s pulp and paper operations. In 2011, the segment produced 1.1 million tonnes and shipped 85% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

- 6 -	TEMBEC 2012 MD&A

Total sales for this segment reached $432 million, a decrease of $39 million over the prior year. After eliminating internal sales, the Forest Products segment generated 21% of Company consolidated sales, down from 22% in the prior year. The segment’s main market is North America, which represented 97% of consolidated sales in fiscal 2012, compared to 94% in the prior year.

	Sales		Shipments			Selling prices
	($ millions)		(000 units		)	($ / unit)
	2011	2012	2011	2012		2011	2012
SPF lumber (mbf)	283	282	907.9	835.7		312	337
Specialty wood
Pine and hardwood (mbf)	6	8	9.5	12.7		632	629
Hardwood flooring (000 square ft)	45	10	9.1	2.2		4,945	4,545
	51	18
Engineered Wood
Engineered finger joint lumber (mbf)	-	-	-	-		-	-
Total building materials	334	300
Wood chips, logs and by-products	137	132
Total sales	471	432
Internal wood chips and other sales	(96)	(84)
Consolidated sales	375	348

- 7 -	TEMBEC 2012 MD&A

Markets

The Company markets its lumber with its own internal sales force.

The benchmark random length Western SPF (#2 and better) lumber net price averaged US $275 per mbf in 2012, an increase from US $263 per mbf in 2011. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $350 per mbf to US $370 per mbf in 2012. The Company considers these to be relatively low levels, approximately US $30 to US $40 below normal trend line prices for random lumber. The reference price for stud lumber increased with the Eastern average lumber price (delivered Great Lakes) up from US $314 per mbf to US $353 per mbf, a level approximately US $30 to US $40 per mbf below trend line prices. The prices were driven by a relatively weak U.S. housing market. Housing starts in the U.S. on a seasonally adjusted basis averaged 729,000 units in fiscal 2012, an increase over the 578,000 units in fiscal 2011. However, these remain well below the 2 million unit mark experienced in the 2004-2006 period and the +1.2 million average that would be indicative of normal market conditions. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact and duration than originally foreseen.

In addition to difficult market conditions, the Company’s financial performance continued to be impacted by export taxes on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Since that date, the Company’s Eastern Canadian sawmills, located in Quebec and Ontario, have been subject to export quota limitations and 5% export tax on lumber shipped to the U.S. In April 2009, the effective tax on Eastern lumber shipments increased from 5% to 15% as a result of an arbitration decision relating to alleged over-shipments of lumber between January 2007 and June 2007. The SLA provides that during periods of relatively high prices, as was the case during the early summer months, the export tax rate declines. During fiscal 2011, a second arbitration penalty of approximately 1% was imposed on Eastern lumber shipments beginning in March 2011. However, the first arbitration penalty of 10% expired in June 2011. Overall, the average rate on all Eastern lumber shipments to the U.S. was 11.7% and the total cost was $6 million in the prior year. In fiscal 2012, the average tax rate on Eastern lumber shipments to the U.S. was 4.8% and the total cost was $4 million. The decrease in rate was caused by the previously noted expiration of the 10% arbitration penalty. The decrease in rate was partially offset by an increase in the volume and price of lumber shipped to the U.S.

During fiscal 2012, the Company sold its two British Columbia sawmills in March 2012. As such, the MD&A data reflects the mills financial results for six months in fiscal 2012 as compared to 12 months in fiscal 2011. The BC sawmills were subject to a 15% export tax, but shipments were not quota limited. Under certain circumstances, the tax could be increased to 22.5%, which was not the case in either fiscal 2011 or the first six months of fiscal 2012. During fiscal 2011, the average rate on shipments to the U.S was 15% and the total cost was $7 million. In fiscal 2012, the average rate on shipments was also 15% and the total cost was $3 million. The reduction in cost relates to the shorter period of ownership.

- 8 -	TEMBEC 2012 MD&A

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Inventory
		Export	Mill	NRV
(in millions of dollars)	Price	taxes	costs	adjustments	Other	TOTAL
SPF lumber	27	6	2	1	(5)	31
Specialty wood	(1)	-	-	-	1	-
Engineered wood	-	-	-	-	-	-
Other segment items	-	-	-	-	-	-
	26	6	2	1	(4)	31

In fiscal 2012, adjusted EBITDA was negative $16 million compared to negative adjusted EBITDA of $47 million in the prior year. SPF lumber adjusted EBITDA improved by $31 million. The previously noted higher selling prices for lumber increased adjusted EBITDA by $27 million. The higher prices were assisted by currency as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The previously noted decline in export taxes on lumber shipped to the U.S. increased adjusted EBITDA by a further $6 million. Sawmill manufacturing costs declined by $2 million, primarily in the Eastern sawmills, which produced 16% more lumber versus 2011. In the prior year, the segment had benefited from a $1 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $2 million in the current year. The $5 million negative variance in “Other” includes a $4 million negative volume variance due to selling a higher volume of lumber at negative margins as well as a negative variance of $1 million related to freight costs. Specialty wood adjusted EBITDA was unchanged year-over-year. Engineered wood results were also unchanged as both plants remained idle for both years. The adjusted EBITDA margin to total sales was negative 3.7% compared to negative 10.0% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	(47)	(16)	31
Depreciation and amortization	14	10	4
Other items (gain)	3	(22)	25
Operating loss	(64)	(4)	60

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the BC sawmills and the hardwood flooring operations led to lower depreciation expense. During the most recent fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million. In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, BC.

- 9 -	TEMBEC 2012 MD&A

SPECIALTY CELLULOSE AND CHEMICAL PULP
(in millions of dollars)	2011	2012
Sales - Pulp (1)	600	562
Sales - Chemicals	93	100
	693	662
Freight and other deductions	66	68
Cost of sales (1)	464	481
SG&A	23	21
Adjusted EBITDA	140	92
Adjusted EBITDA margin on sales	20.2%	13.9%
Depreciation and amortization	19	21
Operating earnings	121	71
Identifiable assets (excluding cash)	491	544
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment consists of three market pulp manufacturing facilities. The facilities are divided into two main types. Two pulp mills produce specialty cellulose pulps. The remaining facility produces chemical softwood kraft paper pulp (NBSK).

The two specialty cellulose pulp mills have an annual capacity of 310,000 tonnes per year. The softwood kraft mill has an annual capacity of 270,000 tonnes. The specialty cellulose pulp produced at the two pulp mills is a high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. The Temiscaming mill also produces “viscose” grade pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry. The Tartas mill also produced specialized fluff pulp, which is utilized in the production of sanitary products. The production of specialized fluff pulp was discontinued in September 2011 as the mill transitioned to 100% specialty cellulose grades.

The two specialty cellulose mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties.

The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil, and Trois-Pistoles. The Company also operates a fourth facility located in Toledo, Ohio, which manufactures powder and liquid amino-resins. The chemical business periodically purchases and re-sells third party pulp mill by-product chemicals.

- 10 -	TEMBEC 2012 MD&A

The following summarizes the annual operating capacity of each facility:

SPECIALTY CELLULOSE	tonnes
Specialty cellulose and commodity dissolving pulp - Temiscaming, QC	160,000
Specialty cellulose - Tartas, France	150,000
310,000

CHEMICAL PULP
NBSK - Skookumchuck, BC	270,000

CHEMICALS
Resin and related products - Temiscaming and Longueuil, QC; Toledo, Ohio	170,000
Lignin - Temiscaming, QC; Tartas, France	190,000
Ethanol - Temiscaming, QC (million litres)	12.1

Specialty cellulose shipments represented 54% of segment shipments in fiscal 2012, compared to 53% in the prior year. Specialty cellulose sales as a percentage of total segment pulp sales increased from 68% to 72% due to lower prices for NBSK pulp.

Chemical pulp NBSK represented 46% of segment pulp shipments in fiscal 2012, compared to 47% in the prior year. Based on sales dollars, NBSK pulp sales as a percentage of total segment pulp sales decreased from 32% to 28% due to a decline in selling prices.

Total 2012 pulp shipments of 479,900 tonnes include 17,300 tonnes of NBSK pulp consumed by the Company’s paperboard operations as compared to 15,300 tonnes in the prior year.

Total sales for the Specialty Cellulose and Chemical Pulp segment were $662 million, a decrease of $31 million from the prior year. After eliminating internal sales, the Specialty Cellulose and Chemical Pulp segment generated 39% of Company consolidated sales, unchanged from the prior year. The Specialty Cellulose and Chemical Pulp segment is a global business. In 2012, 61% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 64% in the prior year.

- 11 -	TEMBEC 2012 MD&A

	Sales		Shipments			Selling prices
	($ millions)		(000 units		)	($ / unit)
	2011	2012	2011	2012		2011	2012
Specialty pulp
Specialty cellulose (tonnes)	311	353	209.5	215.1		1,484	1,641
Viscose grade (tonnes)	85	54	52.4	42.3		1,622	1,253
Specialty fluff (tonnes)	9	-	8.1	-		1,111	-
	405	407	270.0	257.4
Chemical paper pulps (tonnes)	195	155	237.3	222.5		822	697
Total specialty cellulose and chemical pulp sales	600	562	507.3	479.9
Chemicals
Resin and related products (tonnes)	55	55	55.2	55.7		996	987
Lignin (tonnes)	29	29	131.5	132.4		221	219
Ethanol (000 litres)	7	9	8.9	10.0		787	900
	91	93
Other sales	2	7
Total sales	693	662
Internal pulp sales	(12)	(12)	(15.3)	(17.3)
Consolidated sales	681	650

Markets

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Permanent sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for specialty pulp was 83% in fiscal 2012 versus 87% in the prior year. The decrease in shipment ratio was due to a decrease of 10,100 tonnes in viscose grade pulp shipments and 8,100 tonnes in specialty fluff shipments, which the Company no longer manufactures. This was due to the Company’s objective of focusing on “specialty” or higher purity grades and reducing its exposure to viscose and fluff grades. Specialty cellulose pulps have a lesser yield, which in turn reduces the productivity of the two mills. During fiscal 2011 and 2012, both mills operated at full rates and no downtime was taken for market conditions. The strong market conditions for specialty grades led to higher US dollar and euro prices. Pricing for specialty cellulose increased by $157 per tonne. The increase in Canadian dollar selling prices would have been higher if not for the weaker euro, which averaged 5.1% lower and reduced average prices by $37 per tonne. Market conditions in the viscose grade weakened from the record levels reached in 2011 and prices declined by $369 per tonne. The favourable specialty cellulose market conditions also led to low inventory levels of finished pulp, ending fiscal 2012 at 27 days of supply compared to 22 days at the end of 2011.

- 12 -	TEMBEC 2012 MD&A

The shipments to capacity ratio for chemical paper pulp or NBSK was 82% in fiscal 2012 versus 88% in the prior year. The decline in shipment ratio was due to a combination of lower productivity and inventory movement. Market conditions for NBSK pulp were significantly weaker during the most recent year. The benchmark price (delivered China) declined by US $183 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction of $125 per tonne. Fiscal 2012 inventory of NBSK ended the year at only nine days, as year-end coincided with the annual maintenance shutdown. This level does not allow for effective customer service and will be increased in the first quarter of fiscal 2013.

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Foreign
		Mill	Inventory NRV	exchange
(in millions of dollars)	Price	costs	adjustments	impact on costs	Other	TOTAL
Specialty cellulose	18	(28)	-	7	(5)	(8)
Chemical paper pulp (NBSK)	(28)	(6)	(1)	-	-	(35)
Chemicals	4	(7)	-	-	-	(3)
Other segment items	-	-	-	-	(2)	(2)
	(6)	(41)	(1)	7	(7)	(48)

Fiscal 2012 adjusted EBITDA was $92 million compared to $140 million in the prior year. Specialty grades of cellulose pulp increased in price and more than offset declines in viscose grades, increasing adjusted EBITDA by $18 million. Manufacturing costs at the two specialty pulp mills increased by $28 million, primarily for chemicals, supplies and fiber. The mills produced more specialty grades of cellulose pulp, which have lower yields and are more costly to produce than viscose grades. The weaker euro versus the Canadian dollar, which reduced the Tartas’ mill selling prices by $10 million, also reduced their Canadian dollar equivalent costs by $7 million leaving a net adjusted EBITDA impact of $3 million. The remaining $5 million negative variance is primarily related to volume as shipments declined by 4.7% year-over-year.

As noted previously, market conditions for NBSK were significantly weaker during 2012. The decline in prices reduced adjusted EBITDA by $28 million. Mill manufacturing costs increased by $6 million, primarily for fiber and chemicals.

The $4 million favourable chemicals price variance was due to higher resin prices. However, raw material costs increased by a similar amount and resin profitability was relatively unchanged. The decline of $3 million in chemicals adjusted EBITDA was due to the Canadian lignin business, which experienced lower prices and higher costs.

The two North American mills purchased approximately 852,000 bone dry tonnes of wood chips in fiscal 2012, up from 845,000 in the prior year. Of this amount, approximately 49% was supplied by the Forest Products segment, compared to 67% in the prior year. The decline in internal fiber percentage was due to the sale of the two BC sawmills in March 2012. While the Skookumchuck NBSK mill continues to utilize the wood chip output of the two sawmills from the new owner, they are now classified as external supply. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased 287,000 bone dry tonnes of wood in fiscal 2012 as compared to 308,000 bone dry tonnes in the prior year. The fibre is sourced from many private landowners.

- 13 -	TEMBEC 2012 MD&A

Overall, lower NBSK prices and higher manufacturing costs reduced adjusted EBITDA margins from 20.2% in 2011 to 13.9% in 2012.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	140	92	(48)
Depreciation and amortization	19	21	(2)
Operating earnings	121	71	(50)

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million during the most recently completed fiscal year, compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

- 14 -	TEMBEC 2012 MD&A

HIGH-YIELD PULP
(in millions of dollars)	2011	2012
Sales (1)	378	352
Freight and other deductions	79	77
Cost of sales (1)	299	298
SG&A	3	6
Adjusted EBITDA	(3)	(29)
Adjusted EBITDA margin on sales	(0.8)%	(8.2)%
Depreciation and amortization	11	13
Other item:
Chetwynd impairment charge	-	50
Operating loss	(14)	(92)
Identifiable assets (excluding cash)	173	156
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment consists of three market pulp manufacturing facilities. High-yield pulps are produced with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent.

The following summarizes the annual capacity of each facility:

HIGH-YIELD PULP	tonnes
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000

TOTAL	805,000

Total 2012 shipments of 640,700 tonnes include 60,000 tonnes of high-yield pulp consumed by the Company’s paperboard operations as compared to 57,500 tonnes in the prior year.

Total sales for the High-Yield Pulp segment were $352 million, a decrease of $26 million from the prior year. After eliminating internal sales, the High-Yield Pulp segment generated 19% of Company consolidated sales, as compared to 20% in the prior year. The High-Yield Pulp segment is more export oriented than the other business segments within the Company. In 2012, 99% of consolidated pulp sales were generated outside of Canada and the U.S., unchanged from the prior year. China alone accounted for 36% of sales compared to 49% in the prior year.

- 15 -	TEMBEC 2012 MD&A

	Sales		Shipments			Selling prices
	($ millions)		(000 tonnes		)	($ / tonne)
	2011	2012	2011	2012		2011	2012
Hardwood high-yield	378	352	664.3	640.7		569	549
Internal sales	(30)	(30)	(57.5)	(60.0)		522	500
Consolidated sales	348	322	606.8	580.7		573	555

Markets

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada; Dax, France; and Beijing, China. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for high-yield pulp was at 80% versus 83% in the prior year. These are relatively low percentages, which are not indicative of a strong market. The US $ reference price for BEK decreased by US $120 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was less pronounced. Currency was slightly favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. The net effect reduced prices by approximately $20 per tonne during the fiscal year. The average selling price for third party sales was $555 per tonne, a decrease of $18 per tonne from the prior year average. In response to the weak market conditions, the Company indefinitely curtailed production at the Chetwynd pulp mill in September 2012. Inventory levels ended the year at 35 days of supply as compared to 15 days at the end of 2011. The abnormally low level of inventory at the end of the prior year was related to a labour strike that occurred at the Matane mill.

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Mill	Freight	Inventory NRV
(in millions of dollars)	Price	costs	and SG&A	adjustments	Other	TOTAL
High-yield pulps	(12)	(6)	(3)	(2)	(3)	(26)

Fiscal 2012 adjusted EBITDA was negative $29 million compared to negative $3 million in the prior year. The previously noted decrease in pulp selling prices decreased adjusted EBITDA by $12 million. Mill costs increased by $6 million, primarily for fiber and chemicals. This was partially offset by improved fixed cost absorption as the mills produced 6.9% more tonnes in 2012. Freight and SG&A costs increased by $3 million. The current year costs include a charge of $3 million relating to the decrease in the carrying values of finished goods raw material inventory as compared to a charge of $1 million in the prior year.

The three pulp mills purchased approximately 707,600 bone dry tonnes of wood chips in fiscal 2012, up from 682,800 in the prior year. Of this amount, approximately 24% was supplied by the Forest Products segment, compared to 19% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations.

Overall, lower prices and higher costs reduced profitability with a negative adjusted EBITDA margin of 8.2% compared to negative 0.8% in the prior year.

- 16 -	TEMBEC 2012 MD&A

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	(3)	(29)	(26)
Depreciation and amortization	11	13	(2)
Other items	-	50	(50)
Operating loss	(14)	(92)	(78)

The High-Yield Pulp segment generated an operating loss of $92 million during the most recently completed fiscal year, compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

- 17 -	TEMBEC 2012 MD&A

PAPER
(in millions of dollars)	2011	2012
Sales	339	346
Freight and other deductions	45	46
Cost of sales	255	252
SG&A	10	11
Adjusted EBITDA	29	37
Adjusted EBITDA margin on sales	8.6%	10.7%
Depreciation and amortization	3	2
Operating earnings	26	35
Identifiable assets (excluding cash)	122	120

The Paper segment currently includes two paper manufacturing facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Quebec, produces multi-ply coated bleached board on one machine. The board mill is partially integrated with a high-yield pulp mill and also consumes pulp manufactured by the Company at its British Columbia NBSK pulp mill. The total capacity of the Paper segment is 420,000 tonnes. Prior to April 2011, the Paper segment also included the financial results of a hydro-electric dam located in Smooth Rock Falls, Ontario. The dam was sold on March 29, 2011.

The following summarizes the products and capacity of each facility:

COATED BLEACHED BOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	240,000

TOTAL	420,000

Coated bleached board shipments represented 44% of Paper segment shipments in fiscal 2012, as compared to 42% in the prior year. As a percentage of total segment sales, coated bleached board represented 59% of sales compared to 57% in the prior year.

Newsprint shipments represented 56% of Paper segment shipments in fiscal 2012, as compared to 58% in the prior year. In terms of total segment sales, newsprint represented 41% of sales compared to 42% in the prior year.

Sales for the Paper segment totalled $346 million, as compared to $339 million in the prior year. The segment generated 21% of Company consolidated sales, as compared to 19% in fiscal 2011. The focus of the paper business is North America, which accounted for 94% of consolidated sales in 2012, compared to 92% in the prior year. The U.S. alone accounted for 77% of sales in fiscal 2012, up from 74% the prior year.

- 18 -	TEMBEC 2012 MD&A

	Sales		Shipments			Selling prices
	($ millions)		(000 tonnes		)	($ / tonne)
	2011	2012	2011	2012		2011	2012
Coated bleached board (rolls and sheets)	194	204	165.2	171.2		1,174	1,192
Newsprint	143	142	228.5	221.8		626	640
Electricity sales	2	-
Consolidated sales	339	346	393.7	393.0

Markets

The benchmark price for coated bleached board (16 point) averaged US $1,132 per short ton in fiscal 2012, an US $18 per short ton decrease over the prior year. Relatively stable pricing was supported by good market demand. The shipments to capacity ratio for coated bleached board was 95% in fiscal 2012 compared to 92% in the prior year. These percentages reflect the good market fundamentals of the North American coated bleached board market over the last two years. The board mill operated at “full” capacity in both fiscal 2011 and fiscal 2012, with no market downtime taken in either year. The small decline in US $ prices was offset by favourable currency as the Canadian dollar averaged $0.992, a 2.1% decrease from US $1.013 in the prior year. The inventory level at year-end was at 50 days, compared to 52 days at the end of the prior year. These are normal levels given the product sales mix, which includes both rolls and sheets.

The benchmark newsprint price (48.8 gram – East Coast) averaged US $640 per tonne in fiscal 2012, unchanged from the prior year. The shipments to capacity ratio for newsprint was 92% as compared to 95% in the prior year, while these ratios would normally be indicative of a stable market, that was not the case for North American newsprint, as demand continued to decline. Despite flat US $ prices, the Company’s average selling price increased by $14 due to the previously noted weaker Canadian dollar. Inventory levels at year-end were at 14 days, unchanged from the prior year, which is a normal level for the newsprint mill.

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Mill	Freight
(in millions of dollars)	Price	costs	SGA	Other	TOTAL
Coated bleached board	3	2	(1)	-	4
Newsprint	3	5	(2)	(1)	5
Other segment items	-	-	-	(1)	(1)
	6	7	(3)	(2)	8

Fiscal 2012 adjusted EBITDA was $37 million compared to $29 million in the prior year. Higher coated bleached board prices added $3 million to adjusted EBITDA. Costs at the mill declined by $2 million with lower fiber costs offsetting increases in other areas. Higher newsprint prices increased adjusted EBITDA by $3 million. Manufacturing costs at the newsprint mill also declined by $5 million, primarily as a result of lower energy costs.

The coated bleached board mill utilizes a combination of chemical kraft and high-yield pulps to produce a three-ply sheet. During fiscal 2012, the mill utilized 17,300 tonnes of NBSK supplied by the Company’s Skookumchuck NBSK pulp mill as compared to 15,300 tonnes in the prior year. The mill also consumed 60,000 tonnes of high-yield pulp supplied by the Temiscaming mill versus 57,500 tonnes in fiscal 2011. The balance of pulp requirements is purchased from third parties.

- 19 -	TEMBEC 2012 MD&A

The newsprint mill utilizes virgin fibre, primarily in the form of wood chips. During fiscal 2012, the operations purchased 238,500 bone dry tonnes of virgin fibre, of which approximately 80% was internally sourced. In the prior year, 257,400 bone dry tonnes of virgin fibre were purchased, with 81% being sourced internally.

Overall, the higher prices and the lower costs increased adjusted EBITDA margins from 8.6% to 10.7% .

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2011	2012	(unfavourable)
Adjusted EBITDA	29	37	8
Depreciation and amortization	3	2	1
Operating earnings	26	35	9

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

- 20 -	TEMBEC 2012 MD&A

CORPORATE
(in millions of dollars)	2011	2012
General and administrative expenses	19	21
Share-based compensation	2	(1)
Depreciation	1	-
Other items:
Custodial - idled facilities	7	10
Write-down of Temlam loan receivable	-	16
Gain on sale of minority equity interest	-	(4)
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	22	42

The Company recorded a $1 million credit for share-based compensation in the current year, compared to a $2 million charge last year. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $10 million in the most recent year, as compared to $7 million in the prior year.

The current year includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The current year also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

- 21 -	TEMBEC 2012 MD&A

NON-OPERATING ITEMS

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)	2011	2012
Interest on debt	32	38
Interest income	(1)	(1)
Capitalized interest	-	(2)
Fees - new working capital facility	2	-
Foreign exchange items	-	4
Change in fair value of warrants (gain)	(5)	-
Bank charges and other	3	2
	31	41

The increase in the interest expense relates primarily to the issue of a US $50 million additional tranche of 11.25% senior secured notes in February 2012. This brought the total amount outstanding of 11.25% senior secured notes to US $305 million, which constitutes the bulk of the Company’s annual interest expense. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the current year. Prior to February 29, 2012, there were 11,093,943 outstanding warrants convertible into common shares of the Company. They expired on that date and were not converted into common shares of the Company.

TRANSLATION OF FOREIGN DEBT

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971.

INCOME TAXES

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . The current year absorbed $32 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $6 million due to higher statutory income tax rates in France.

During fiscal 2011, the Company recorded an income tax expense of $20 million on earnings before income taxes of $15 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . The prior year absorbed a $10 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The expense was also increased by $6 million due to higher statutory income tax rates in France.

- 22 -	TEMBEC 2012 MD&A

NET LOSS

The Company generated a net loss of $82 million or $0.82 per share for the year ended September 29, 2012, compared to a net loss of $5 million or $0.05 per share for the year ended September 24, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 24, 2011		September 29, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(82)	(0.82)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	1	0.01	(11)	(0.11)
Gain on derivative financial instruments	(1)	(0.01)	-	-
Gain on sale of BC sawmills	-	-	(18)	(0.18)
Loss on sale/closure of flooring assets	-	-	2	0.02
Write-down of Temlam loan receivable	-	-	14	0.14
Gain on sale of minority interest	-	-	(4)	(0.04)
Asset impairment - Chetwynd pulp mill	-	-	37	0.37
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill severance charge	1	0.01	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	5	0.05	8	0.08
Unrecognized deferred tax assets on above items	1	0.01	10	0.10
Net loss excluding specific items - not in accordance with IFRS	(2)	(0.02)	(44)	(0.44)

COMPREHENSIVE LOSS

The following table summarizes the impact of items affecting the reported total comprehensive loss during the last two fiscal years:

	$ millions
	September	September
	2011	2012
Net loss	(5)	(82)
Defined benefit pension plans loss	(64)	(42)
Other benefit plans gain	-	4
Foreign currency translation gain (loss) on foreign operations	2	(11)
Total comprehensive loss	(67)	(131)

- 23 -	TEMBEC 2012 MD&A

During fiscal 2012, the Company recognized a charge of $42 million relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year, the Company had recognized a charge of $64 million relating to the net increase in defined benefit plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent year, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plans obligations. There was no comparable gain or loss in the prior year.

Comprehensive items also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During fiscal 2012, the currency translation of the French operations generated a loss of $12 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year, the currency translation of the French and U.S. operations generated a gain of $1 million each.

- 24 -	TEMBEC 2012 MD&A

QUARTERLY FINANCIAL INFORMATION

(in millions of dollars, except per share amounts)
	2011				2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	415	443
Adjusted EBITDA	12	34	33	19	12	2	27	23
Depreciation and amortization	13	11	12	12	12	10	11	13
Other items	2	6	(7)	2	2	(5)	2	51
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	(41)
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	(47)
Basic and fully diluted net earnings (loss) in dollars per share	(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)
Comprehensive earnings (loss)	(13)	10	19	(83)	(21)	(14)	(10)	(86)

FOURTH QUARTER ANALYSIS

The Company reported a net loss of $47 million or $0.47 per share in the fourth quarter ended September 29, 2012, compared to a net loss of $17 million or $0.17 per share in the same quarter of fiscal 2011. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales increased by $22 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $1.003, a 2.0% decrease from US $1.023 in the prior year quarter. Forest Products segment sales decreased by $13 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $13 million due to lower prices. High-Yield Pulp segment sales increased by $24 million due to higher shipments. Paper segment sales increased by $12 million due to higher shipments.

Adjusted EBITDA increased by $4 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $18 million from the prior year quarter due to higher prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $14 million due primarily to lower prices. High-Yield Pulp segment adjusted EBITDA decreased by $1 million due to lower prices, partially offset by lower costs. Paper segment adjusted EBITDA increased by $8 million because of lower costs.

The Company generated an operating loss of $41 million compared to operating earnings of $5 million in the same quarter a year ago. The previously noted improvement in adjusted EBITDA was more than offset by the impact of other items. During the September 2012 quarter, the Company absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

The interest expense relates primarily to interest on the 11.25% senior secured notes maturing in December 2018. In the prior year quarter, the amount of outstanding notes was US $255 million as compared to US $305 million during the most recent quarter. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the prior year quarter, gains are generated. When the Canadian dollar strengthens versus the US dollar, as was the case in the most recent quarter, losses are generated.

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

- 25 -	TEMBEC 2012 MD&A

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971.

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The September 2012 quarter absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the September 2011 quarter, the Company recorded an income tax expense of $8 million on a loss before income taxes of $9 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The September 2011 quarter absorbed a $7 million unfavourable variance related to period losses for which no deferred tax asset was recognized.

During the September 2012 quarter, the Company recognized a charge of $42 million in comprehensive loss relating to the net increase in defined pension plan liabilities. This was the result of several items. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $77 million. This unfavourable item was partially offset by a higher than expected return on plan assets, which generated a gain of $31 million. The Company also generated an experience gain of $4 million on its defined benefit pension plans. In the prior year quarter, the Company had recognized a charge of $64 million relating to the net increase in defined benefit pension plan liabilities. A decline in the discount rate used to calculate the pension obligation generated an actuarial loss of $44 million. A lower than expected return on plan assets added a further $27 million to net liability. Several other favourable items totalling $7 million provided a partial offset. During the most recent quarter, the Company generated an experience gain of $6 million, partially offset by a $2 million increase in obligations due to a decline in discount rate, on its other benefit plan obligations. There was no comparable gain or loss in the year ago period.

Comprehensive earnings (loss) also include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million, partially offset by a gain of $1 million relating to the U.S. operations. In the prior year quarter, the currency translation of the U.S. operations generated a loss of $2 million.

The fourth quarter 2012 interim MD&A issued on November 15, 2012, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

- 26 -	TEMBEC 2012 MD&A

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales and margins were negatively impacted by relatively low lumber and paper pulp prices. Currency did not impact Canadian operations significantly as the Canadian dollar was close to parity over the last eight quarters, averaging US $1.003 with a quarterly average high of US $1.033 and a low of US $0.977. However, the weakening of the relative value of the euro versus the Canadian dollar that occurred over the last three quarters did reduce the adjusted EBITDA of the French specialty cellulose mill. The euro ended fiscal 2012 at C $1.263, a 9.3% decrease versus C $1.392 at the end of fiscal 2011.

The Forest Products segment generated negative adjusted EBITDA of $63 million during the last eight quarters. This represents an average negative margin of 7.0% on sales of $903 million. The U.S. lumber and housing market was very weak during the last two years and the Company’s lumber shipments to capacity ratio ranged from 54% to 70%. The U.S. market has recently improved and lumber prices have followed this trend. In the September 2012 quarter, the Forest Products segment generated adjusted EBITDA of $8 million and a positive margin of 7.4%, the first positive quarterly results of the last two years. The financial performance was negatively impacted by export taxes on lumber shipped to the United States. The total amount incurred over the last two years was $20 million.

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $232 million during the last eight quarters. This represents an average margin of 17.1% on sales of $1,355 million. The margins averaged 20.2% in fiscal 2011 when both specialty cellulose and NBSK pulp prices were relatively high. A weakening of NBSK pulp prices in fiscal 2012 resulted in weaker results and average margins declined to 13.9% .

The High-Yield Pulp segment generated negative adjusted EBITDA of $32 million during the last eight quarters. This represents a negative margin of 4.4% on sales of $730 million. The market for high-yield pulp has been relatively weak over the last two years, and like NBSK pulp, was weaker in fiscal 2012 versus fiscal 2011, and margins dropped to negative 8.2% .

The Paper segment generated adjusted EBITDA of $66 million over the last eight quarters. This represents an average margin of 9.6% on sales of $685 million. Prices for coated bleached board and newsprint have not fluctuated significantly over the last two years and segment financial results have been relatively stable.

Corporate general and administrative expenses of the Company have averaged approximately $5 million per quarter over the last two years and there has been no significant changes in the composition of those expenses.

Overall, the Company generated adjusted EBITDA of $162 million in the last eight quarters. This represents an average margin of approximately 4.8% on sales of $3.4 billion.

Other items reduced the Company’s operating earnings by $53 million during the last eight quarters. While there were several offsetting favourable and unfavourable items, the most significant unfavourable item was a $50 million asset impairment charge taken in the September 2012 quarter.

Due to the strengthening Canadian dollar versus the US dollar, the Company recorded a gain of $12 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly US debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $13 million in the September 2012 quarter to a loss of $11 million in the September 2011 quarter.

During the last two years, the Company has recorded an income tax expense of $42 million. The expense relates primarily to its French operations as the Canadian operations have significant amounts of unrecognized tax losses.

- 27 -	TEMBEC 2012 MD&A

FINANCIAL POSITION AND LIQUIDITY

FREE CASH FLOW
(in millions of dollars)	2011	2012
Cash flow from operations before working capital changes	64	13

Less:
Additions to property, plant and equipment	58	120
Interest on debt	32	38
Free cash flow (negative)	(26)	(145)

Cash flow from operations before working capital changes in fiscal 2012 was $13 million, compared to $64 million in the prior year. The decline in cash flow was due to lower adjusted EBITDA, income taxes paid relating to the French operations and an increase in excess cash contributions for employee future benefit plans. After allowing for capital expenditures of $120 million and interest on debt of $38 million, free cash flow in fiscal 2012 was negative $145 million compared to negative $26 million in the prior year. In fiscal 2012, non-cash working capital items used $85 million. The majority of the increase in working capital was related to increased trade receivables in the Forest Products and High-Yield Pulp segments as well as higher inventories in the Specialty Cellulose and Chemical Pulp and the High-Yield Pulp segments. As a result, cash flow from operations declined from positive $99 million in fiscal 2011 to negative $72 million in fiscal 2012.

CAPITAL SPENDING
(in millions of dollars)	2011	2012
Forest Products	10	12
Specialty Cellulose and Chemical Pulp	38	91
High-Yield Pulp	5	8
Paper	5	7
Corporate	-	2
Net capital expenditures	58	120
As a % of consolidated sales	3.3%	7.2%
As a % of depreciation	121%	261%

During fiscal 2012, capital expenditures totalled $120 million compared to $58 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The increase in capital expenditures in fiscal 2012 relates to one relatively large capital project. In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. During the year, $56 million was spent on the project, bringing total cumulative project expenditures to $59 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational in the spring of 2014.

- 28 -	TEMBEC 2012 MD&A

While the cost of major equipment purchases related to the Temiscaming specialty cellulose project have been in line with expectations, recent quotes provided by potential vendors for construction labour have significantly exceeded the budgeted amounts. The Company is currently reviewing quotes to assess the underlying causes of these discrepancies. Preliminary indications are that the high quotes are due in large part to the overheated construction market in the Province of Quebec and the resulting scarcity of qualified contractors and related labour. The Company’s desire to complete certain elements prior to the onset of the winter months is likely contributing to the cost pressures. Given these circumstances, the Company has decided to reduce construction activity over the winter months.

As a result, the boiler start-up, initially scheduled for December 2013, will likely be delayed by approximately three months. The impact on the start-up of the turbine, scheduled for May 2014, is still under review. The Company’s view is that these actions are necessary and prudent under the circumstances.

The Company completed the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total estimated cost of $21 million. During the year, $11 million was spent to complete the project. The turbine was commissioned in June 2012 and became operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million per year.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits were used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has utilized its full allotment of credits.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the fiscal 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the fiscal 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s fiscal 2012 financial results.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the fiscal 2012 financial results.

FINANCING ACTIVITIES

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a relatively strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 45% as at September 29, 2012, as compared to 27% at the end of the prior fiscal year. The increase was due to fiscal 2012 losses, which reduced shareholders’ equity, combined with higher net debt due primarily to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

- 29 -	TEMBEC 2012 MD&A

LONG-TERM DEBT
(in millions of dollars)	2011	2012
Tembec Industries - US $305 million (2011 - US $255 million) 11.25% senior secured notes due December 2018	262	300
Tembec Inc. - 6% unsecured notes due September 2012	5	-
Tembec Energy LP - 6.35% secured term loan	-	20
Tembec French operations	25	22
Kirkland Lake Engineered Wood Products Inc.	8	8
Other debt	2	2
Total long-term debt	302	352
Less net unamortized financing costs	13	13
	289	339
Current portion included in above	18	16

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. As at the end of September 2012, the Company had not drawn on the facility. On October 19, 2012 and on November 14, 2012, the Company received $9 million and $6 million respectively on the term loan.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche will be advanced by June 2013 at the latest.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming, Quebec, specialty cellulose project. The Company intends to fund the remaining amount from available cash resources and cash flows from operations.

As part of a financial recapitalization that occurred in 2008, the Company issued $18 million of 6% unsecured notes having a maturity of September 30, 2012. These notes were subject to an amortization schedule and an amount of $5 million was repaid in fiscal 2012, compared to $4 million in the prior year. The notes were fully repaid in fiscal 2012.

The debt of the French operations relates to the Company’s specialty cellulose pulp mill. The decrease in debt relates to scheduled amortization payments.

- 30 -	TEMBEC 2012 MD&A

The current portion of long-term debt includes $8 million related to the Kirkland Lake Engineered Wood Products facility. This operation has been idle for several years and the loan has been subject to a “standstill” agreement between the Company and the lender. This is a non-recourse facility and while it is classified as a current item, the Company considers it highly unlikely that it will repay this facility in the next 12 months.

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

At the end of September 2012, the Company had total cash of $92 million (including cash held in trust) plus unused operating lines of $48 million. At the end of September 2011, the Company had total cash of $105 million and unused operating lines of $124 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. The Company defines “operating lines” to include loans of various durations which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across several entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES
(in millions of dollars)	2011	2012
Borrowing base	186	187
Less: availability reserve	(22)	(23)
Net availability	164	164

Outstanding letters of credit	(34)	(48)
Amount drawn	(6)	(68)
Unused amount	124	48

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of fiscal 2012 as compared to $7 million at the end of the prior year.

In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (CCAA). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. This decision is currently being appealed to the Supreme Court of Canada. The agent for the ABL lenders’ syndicate recently expressed concern regarding the solvency deficits of the Company’s Ontario defined benefit pension plans. In light of the uncertainty surrounding the Ontario Court of Appeal decision, the ABL agent requested that the Company refrain from making any further draws or utilization of the ABL facility until such priority issue is dealt with by the Supreme Court of Canada.

- 31 -	TEMBEC 2012 MD&A

The Company is currently under discussions with the ABL agent regarding this request as it considers the risk to be minimal and the position of the ABL agent to be unwarranted. The ruling of the Supreme Court of Canada is expected in the near term and the Company anticipates it will resolve the situation. However, there can be no assurance at this time that the decision of the Ontario Court of Appeal will not be maintained by the Supreme Court of Canada, nor that a decision will be rendered in a timely manner. The Company’s liquidity position at September 29, 2012, was $140 million, including $31 million related to the unutilized portion of the ABL. If the unutilized ABL portion was to remain unavailable for an extended period of time, the Company’s liquidity would fall below its stated objective of $135 million to $150 million. In order to address this risk, the Company is assessing other liquidity enhancing alternatives such as limiting capital expenditures and seeking other sources of financing or funding.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES
(in millions)	2011	2012
Shares outstanding - opening	100	100
Shares outstanding - ending	100	100

There were no shares issued in fiscal 2011 and fiscal 2012.

Prior to February 29, 2012, there were 11,093,943 outstanding warrants (unchanged from the prior year). The warrants were convertible into an equal amount of common shares. They would have been deemed to be exercised and automatically converted into common shares of the Company if the 20-day volume-weighted average trading price of a single common share reached or exceeded $12.00 or immediately prior to any transaction that would have constituted a change of control at a purchase price per common share equal to at least $12.00. The warrants expired unexercised on February 29, 2012.

Pursuant to options granted under the prior Long-Term Incentive Plan (LTIP), an additional 104,987 shares may be issued. The weighted average exercise price of the options was $66.13 per share with expiry dates up to 2016. As at September 29, 2012, all of the options were exercisable.

- 32 -	TEMBEC 2012 MD&A

FINANCIAL INSTRUMENTS AND CONTRACTUAL OBLIGATIONS

FINANCIAL ASSETS AND LIABILITIES	September 29, 2012
(in millions of dollars)	Carrying value	Fair value
Financial assets
Cash and cash equivalents	87	87
Cash held in trust	5	5
Accounts receivable	200	200
Loans receivable	12	12

Financial liabilities
Operating bank loans	68	68
Accounts payable and accrued charges	230	230
Interest payable	10	10
Long-term debt (including current portion)	339	369

The carrying values for cash and cash equivalents, cash held in trust, accounts receivable, loans receivable, operating bank loans, accounts payable and accrued charges, and interest payable approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $30 million higher than its carrying value. Unamortized financing costs increased the fair value by $13 million. The fair value was increased by a further $17 million as the Company’s US $305 million senior secured notes were trading above par at year-end.

FINANCIAL RISKS

Credit Risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. Bad debt expense has not been significant in the past. The allowance for doubtful accounts at September 2012 was nil, unchanged from the prior year. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage.

Liquidity Risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity. As noted previously, the Company had total cash of $92 million plus unused operating lines of $48 million as at September 29, 2012.

- 33 -	TEMBEC 2012 MD&A

The Company currently has sufficient available cash resources and access to additional funding to meet its commitments for at least the next 12-month period. This is based on certain assumptions regarding general economic conditions, the availability of borrowings on existing credit facilities to fund operating and capital requirements and the projected operating results of the various business segments. Access to future borrowings is dependent on meeting the terms and conditions contained in the Company’s various credit facilities. As well, an adverse perception in the capital markets of the Company’s financial condition or prospects could limit future access to debt and equity markets.

The Company is currently proceeding with an ambitious capital expenditure program, including a $190 million project at the Temiscaming specialty cellulose mill, which is increasing liquidity risk. The Company has recently negotiated two credit agreements that will provide up to $105 million of project financing for the Temiscaming specialty cellulose project. These project credit facilities contain terms and conditions specific to the project, including project completion commitments. If general economic conditions were to deteriorate significantly, or if the Company was unable to meet the terms of the new project credit facilities, or if future operating performance is significantly below expectations, the Company may have to reduce or defer its capital expenditure plans.

Foreign Currency Risk

This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity Price and Operational Risk

These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS	Total	Within 1	2 - 3	4 - 5	After 5
(in millions of dollars)		year	years	years	years
Long-term debt	352	7	13	11	321
Interest on long-term debt	227	36	73	71	47
Operating leases	12	4	5	3	-
Purchase obligations	657	178	155	108	216
Pension obligations:
Current service costs	120	8	15	15	82
Past service costs	167	35	56	30	46
	1,535	268	317	238	712

The table above shows the Company’s contractual obligations as at September 29, 2012. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The current service costs are limited to a 15-year period and are based on estimated future employee service for existing registered defined benefit plans. Past service costs include estimated solvency and going concern amortization payments.

- 34 -	TEMBEC 2012 MD&A

2011 vs. 2010

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)	2010	2011
Sales	1,877	1,743
Adjusted EBITDA	132	95
Depreciation and amortization	56	45
Other items	13	1
Operating earnings	63	49
Net earnings (loss)	52	(3)
Basic and diluted net earnings (loss) in dollars per share	0.52	(0.03)

Total assets (at year-end)	1,104	1,107
Total long-term debt (at year-end) (1)	288	289
(1) includes current portion

The following variance analysis relates to the Company’s reported results under previous Canadian Generally Accepted Accounting Principles (GAAP). The financial results for fiscal 2011 have not been restated for IFRS so that they may be compared to fiscal 2010 GAAP financial results.

Sales decreased by $134 million as compared to fiscal 2010. Currency was unfavourable as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. Forest Products segment sales increased by $37 million as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $137 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $17 million due to lower prices, as higher shipments partially offset the decline. Paper segment sales decreased by $9 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA declined by $37 million over the prior year. Forest Products segment adjusted EBITDA declined by $36 million due to higher costs and lower pricing. Dissolving and Chemical Pulp segment adjusted EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment adjusted EBITDA decreased by $51 million due to lower prices. Paper segment adjusted EBITDA increased by $30 million on a combination of higher prices and lower costs. Corporate expenses for fiscal 2011 included a charge of $2 million relating to share-based compensation, unchanged from the prior year.

OPERATING EARNINGS (LOSS)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
(in millions of dollars)	2010	2011	variance	variance	variance	variance
Forest Products	(24)	(63)	(39)	(36)	3	(6)
Dissolving and Chemical Pulp	105	120	15	18	9	(12)
High-Yield Pulp	37	(14)	(51)	(51)	-	-
Paper	(12)	25	37	30	-	7
Corporate	(43)	(19)	24	2	(1)	23
	63	49	(14)	(37)	11	12

- 35 -	TEMBEC 2012 MD&A

The Company generated operating earnings of $49 million in fiscal 2011 compared to operating earnings of $63 million in the prior year. The previously noted decline in adjusted EBITDA was partially offset by an $11 million decline in depreciation expense and a favourable $12 million variance in “other items”.

The Forest Products segment fiscal 2011 results included a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also included a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, BC. The prior year included a $2 million gain related to land sales. The Dissolving and Chemical Pulp segment fiscal 2011 operating earnings increased due to lower depreciation expense resulting from the sale of two pulp mills in the prior year. In fiscal 2010, the Company had recorded a gain of $12 million related to the sale of the aforementioned pulp mills. The Paper segment fiscal 2010 results had absorbed a charge of $7 million related to the permanent closure of a newsprint mill.

The fiscal 2010 Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. In fiscal 2011, the Corporate segment results were enhanced by a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also recorded a $3 million gain related to the sale of its hydroelectric generating facilities located in Smooth Rock Falls, Ontario.

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)	2010	2011
Interest on debt	30	32
Fees - new working capital facility	-	2
Debt prepayment premium	6	-
Foreign exchange items	14	(1)
Bank charges and other	2	(1)
	52	32

There were no significant interest variances. The major portion of fiscal 2010 interest on long-term debt related to a US $300 million 11.25% term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during fiscal 2010, losses are generated. If the Canadian dollar weakens, gains are generated.

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

During fiscal 2011, the Company recorded an income tax expense of $19 million on earnings before income taxes and non-controlling interest of $16 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . Fiscal 2011 absorbed an $11 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

- 36 -	TEMBEC 2012 MD&A

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8% . The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it was determined that the future realization of these assets was more likely than not to occur. The non-taxable gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

The Company generated a net loss of $3 million or $0.03 per share for the year ended September 24, 2011, compared to net earnings of $52 million or $0.52 per share for the year ended September 25, 2010.

- 37 -	TEMBEC 2012 MD&A

CRITICAL ACCOUNTING ESTIMATES

Property, plant and equipment depreciation

The Company records its property, plant and equipment, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Property, plant and equipment acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of property, plant and equipment is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of property, plant and equipment are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of property, plant and equipment in fiscal 2012 and fiscal 2011.

Impairment of non-financial assets

The Company must review the carrying value of non-financial assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of a non-financial asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. There were no impairment charges in fiscal 2011. In fiscal 2012, the Company recorded $50 million related to the impairment of the Chetwynd, BC, high-yield pulp mill.

- 38 -	TEMBEC 2012 MD&A

Employee future benefits

The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At September 29, 2012, (the “measurement” date), the fair value of defined benefit pension plan assets was $667 million, an amount equal to 73% of the estimated accrued benefit pension obligations of $910 million, generating a deficit of $243 million. The plan deficit was $239 million at the end of the prior year. The deficit increase of $4 million that occurred over the 12-month period was due to several offsetting items. The deficit was decreased by $31 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $33 million as employer contributions of $42 million exceeded the current service cost of $9 million. These favourable items were offset by an actuarial loss of $73 million that increased the obligations at the measurement date. This item was caused by a decrease in the applicable discount rate from 4.42% to 3.69% . The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Pension expense in fiscal 2012 was $14 million, as compared to $19 million in the prior year. Based on current assumptions under IFRS, employer contributions and pension expense in fiscal 2013 are expected to be approximately $44 million and $2 million respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $41 million, a decrease from $44 million in the prior year. Employer contributions were $1 million, compared to $2 million in the prior year. In fiscal 2012, the Company recognized an expense of $3 million, compared to a credit of $1 million in the prior year. Based on current assumptions under IFRS, the amount of employer contributions and the amount of expense to be recognized in fiscal 2013 are expected to be approximately $2 million and $3 million respectively.

Deferred income taxes

Deferred income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a deferred income tax asset to the extent that, in its opinion, the future realization of the tax asset is probable. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. At September 29, 2012, the Company had unrecognized deferred tax assets of $563 million, an increase from $520 million at the end of the prior year.

- 39 -	TEMBEC 2012 MD&A

USE OF NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA – refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of operating earnings to the Company’s definition of adjusted EBITDA:

(in millions of dollars)	2011	2012
Operating earnings (loss)	47	(32)
Depreciation and amortization	48	46
Other items	3	50
Adjusted EBITDA	98	64

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents and cash held in trust.

Total capitalization refers to net debt plus deferred income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2011	2012
Long-term debt	271	323
Net unamortized financing costs	13	13
Current portion of long-term debt	18	16
Operating bank loans / Bank indebtedness	6	68
Less: total cash	(105)	(92)
Net debt	203	328
Other long-term liabilities and credits	303	304
Shareholders' equity	233	102
Total capitalization	739	734

Net debt to total capitalization ratio	27%	45%

- 40 -	TEMBEC 2012 MD&A

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

During the years ended September 24, 2011 and September 29, 2012, there were no new standards that impacted the Company’s consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

IFRS 7 FINANCIAL INSTRUMENTS – DISCLOSURES

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 9 FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 FAIR VALUE MEASUREMENT

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

- 41 -	TEMBEC 2012 MD&A

IAS 1 PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled to net income in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. IAS 1 is not expected to have an impact on amounts recorded in the financial statements of the Company. The Company does not plan to early adopt the standard.

AMENDMENTS TO IAS 19 EMPLOYEE BENEFITS

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;
b)	require gains and losses relating to those plans to be presented in other comprehensive income; and
c)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment is generally applied retrospectively with certain exceptions. The Company is still in the process of assessing the full impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IAS 32 FINANCIAL INSTRUMENTS – PRESENTATION

In December 2011, the IASB amended the standard IAS 32, Financial Instruments – Presentation, to address inconsistencies identified in applying some of the offsetting criteria. IAS 32 clarifies the meaning of the offsetting criterion “currently has a legally enforceable right to set off” and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.

These amendments are effective for annual periods beginning on or after January 1, 2014. This new standard is not expected to have an impact on the amounts recorded in the financial statements. The Company does not plan to early adopt the standard.

- 42 -	TEMBEC 2012 MD&A

SIGNIFICANT RISKS AND UNCERTAINTIES

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2013 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on adjusted EBITDA:

Selling price sensitivity	Impact on	Average
	adjusted EBITDA	selling prices ($/unit)
	($ millions)	Sept. 2012 quarter
Pulp - $25/tonne	26	802
Coated bleached board and newsprint - $25/tonne	10	861
SPF lumber - $10/mbf	8	376

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high-quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint derivative commodity contracts to mitigate the impact of price volatility. At September 29, 2012, the Company did not hold any significant product derivative commodity contracts, unchanged from the prior year end.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The Company generates approximately $1.1 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

- 43 -	TEMBEC 2012 MD&A

Based on 2013 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)
Sales increase	11
Cost of sales increase	3
Adjusted EBITDA increase	8
Interest expense increase	-
Cash flow increase	8
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	5

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. The above does not include the potential indirect impact of currency on the cost of items purchased in Canadian dollars.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has a policy which permits hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 29, 2012 and September 24, 2011, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operation in France sources its fibre requirements from various private sources, primarily through long-term supply arrangements.

- 44 -	TEMBEC 2012 MD&A

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2012, purchased energy costs totalled approximately $125 million, 63% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative commodity contracts and operational curtailments in periods of high prices (load shedding). At September 2012 and September 2011, the Company did not hold any derivative commodity contracts relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative commodity contracts to reduce its exposure. At September 29, 2012 and September 24, 2011, the Company did not hold any natural gas derivative commodity contracts.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2012, the Company had approximately 2,500 employees covered by collective bargaining agreements. At September 29, 2012, there were seven agreements covering 431 employees that had expired. During fiscal 2013, no collective agreements will expire. The remaining contracts expire at various dates up to January 2019. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of lumber, pulp and paper is capital intensive. The Company estimates that it must invest approximately $35 million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Company’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Company to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Company has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. The Company is currently proceeding with a $190 million modernization project at the Temiscaming specialty cellulose mill. This is the first of two phases that will total in excess of $300 million to be spent over the next four to five years. As a significant portion of the funding for the modernization project is to be provided by operating cash flows, there is a risk that the Company may experience delays or cost overruns in executing this project or other required capital expenditures.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

- 45 -	TEMBEC 2012 MD&A

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 18% of consolidated sales in 2012. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $352 million, 85% relates to the US $305 million senior secured notes maturing December 2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms.

In addition to the above significant risks, the Company’s Annual Information Form (AIF) provides a comprehensive list of risk factors related to the Company’s operations. The AIF can be found on SEDAR.

- 46 -	TEMBEC 2012 MD&A

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROLS

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor reports any internal control weaknesses identified during the quarterly reviews and the annual audit to the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at sedar.com and on the Company’s website at tembec.com.

- 47 -	TEMBEC 2012 MD&A

MANAGEMENT RESPONSIBILITY

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditors also report any significant internal control deficiencies identified during the course of the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance
and Chief Financial Officer

November 30, 2012

- 48 -	TEMBEC 2012 MD&A